September 21, 2007

United States
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E
Washington, D.C. 20549

Attention:   Linda Cvrkel

Re:  Nordic American Tanker Shipping Ltd.
Form 20-F for the year ended December 31, 2006
Filed June 29, 2007
File No. 1-13944

Dear Ms. Cvrkel:

We represent Nordic American Tanker Shipping Limited (the “Company”).  By letter dated August 9, 2007, the Staff of the Securities and Exchange Commission (the “Staff”) provided comments to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006. The Company responded to the Staff's comments by letter dated August 23, 2007. The Staff provided further comments to the Company by letter dated September 7, 2007.

The Company’s responses, together with the Staff’s comments, are set forth below.

1.
We note your response to prior comment #2.  Although we do not believe any adjustment is warranted for the current period based on the immaterial amounts involved and your SAB analysis, we believe that your accounting policy should be revised prospectively to comply with the guidance in EITF 91-9.  Alternatively, if you choose not to revise your accounting policy to comply with the guidance in EITF 91-9, we would expect all future filings to include disclosure indicating that your policy for expense recognition does not comply with the guidance in EITF 91-9 but the impact of this departure from generally accepted accounting principles was not material to any of the annual or quarterly periods presented in your financial statements.  We would expect this disclosure to be provided in the notes to your financial statements in all future annual and quarterly filings, as applicable.

The Company advises the Staff that it undertakes to revise its accounting policy to comply with the guidance in EITF 91-9 or, in the alternative, to disclose in the notes to its financial statements included in the Company’s annual reports and reports filed under cover of Form 6-K that the Company’s policy for expense recognition does not comply with the guidance in EITF 91-9 but the impact of this departure from generally accepted accounting principles was not material to any of the annual or quarterly periods presented in the Company’s financial statements.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223, or Christine Westbrook of this office at (212) 574-1371, with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP /s/ Seward & Kissel LLP By: Gary J. Wolfe
cc:	Herbjørn Hannson Chief Executive Officer Nordic American Tanker Shipping Limited Ingebret Hisdal Partner, Deloitte AS

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